Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

  The following table sets forth the consolidated capitalization of the Bank at July 31, 2015.

As at July 31, 2015
(in millions of Canadian dollars)

Subordinated Debt	4,433
Total Equity
Preferred Shares(1)	2,640
Common Shares	12,296
Contributed Surplus	302
Retained Earnings	18,281
Accumulated Other Comprehensive Income	4,681

Total Shareholders’ Equity	38,200
Non-controlling Interest in Subsidiaries	484

Total Equity	38,684

Total Capitalization	43,117

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 14, 15, 16, 17, 25, 27, 29, 31, 33 and 35. For more information on the classification of Preferred Shares, please refer to Note 11 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended July 31, 2015.